CH Real Estate II, Inc.

175 South Main Street, Suite 1500

Salt Lake City, Utah 84111

___________________________________________________________________________________________________________

December 21, 2012

Securities and Exchange Commission

Attn:  Jennifer Gowetski, Senior Counsel; Sandra B. Hunter, Staff Attorney

Division of Corporation Finance

Washington, D.C. 20549

Re:

CH Real Estate II, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 29, 2012

File No. 333-179424

Dear Ms. Gowetski and Ms. Hunter,

In response to your letter dated December 13, 2012, we respectfully submit the following response:

Prospectus Summary, page 5

About Our Company, page 5

1.

We note your disclosure on page 5 that the Company has “also made other investments relating to real estate during 2012.” Please expand your disclosure to briefly describe the other investments.

RESPONSE: As the only other investments the company has made are the hard money loans secured by real property described in the following sentence, we have removed the referenced disclosure for clarity.

2.

We note you indicate on page 1 that you had net income of $9,7863,906 for the nine months ended September 30, 2012. We further note that your Consolidated Statement of Cash Flows on page F-13 indicates that your net income for the nine months ended September 30, 2012 was $9,786. Please revise to reconcile the disclosure.

RESPONSE:  The reference of net income of 9,7863,906 was an Edgarization error, which we have now corrected.

Risk Factors, page 6

3.

We note your disclosure on page 16 that the Company may purchase hard money loans secured by real property. We further note your disclosure that the Company generally does not perform an appraisal of the value of the security. Please revise this section to include risk factors related to your purchase of loans.

RESPONSE:  We have revised the risk factors to reflect our purchase of loans.

“Our future operations may not result in such revenues or net profits...,” page 7

4.

We note you indicate in this risk factor that you had net profits of $65,382 for the year ended December 31, 2011. We further note you indicate throughout the document that you had net losses of $65,382 for the year ended December 31, 2011. Please revise to reconcile the disclosure.

RESPONSE:  We have revised to reconcile the discrepancy.

Management’s Discussion and Analysis..., page 15

Results of Operations, page 15

5.

We note your response to comment 1 of our letter dated August 1, 2012 in which you have revised your disclosure to indicate that you used $69,000 to purchase a note and deed of trust from DoHardMoney.com, a business acquaintance of your CEO. Please expand your disclosure to clarify the relationship between your CEO and DoHardMoney.com.

RESPONSE: We have done so.

6.

We note your response to comment 2 of our letter dated August 1, 2012 and we reissue our prior comment, in part. Please revise to provide details regarding your process for underwriting loans, including, without limitation, your policies regarding borrower qualifications, and loan-to-value ratios.

RESPONSE:  DoHardMoney.com performs the underwriting we have disclosed, and we only review the results of that underwriting.  We have added disclosure to that effect in our Plan of Operations section.

Item 15. Recent Sales of Unregistered Securities, page II-1

7.

We note your response to comment 9 of our letter dated August 1, 2012 in which you indicate that you plan to file a Form D. Please note that a Form D is required to be filed within 15 days after the first sale of securities sold based on a claim of exemption under Rule 506 of Regulation D. Please refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 257.02 and file accordingly.

RESPONSE:  We will do so.

We thank you for your patience.  If you have any questions or concerns, please feel free to contact our counsel, Vincent & Rees, via telephone at (801) 303-5730.  Thank you for your assistance and review.

Sincerely,

/s/ Curt Hansen

Curt Hansen

Chief Executive Officer